
                             Exhibit 12

  Statement Regarding Computation of Ratio of Earnings to Fixed Charges

                    (Dollar Amounts In Millions)
                                 For Six Months Ending    For the Year Ending
                                     June 27, 1998        December 27, 1997
Earnings before provision of
income taxes and minority
interests                                $ 27.7                  $118.0

Fixed charges                              52.9                    57.9

Capitalized interest, net of
current period amortization                 0.1                     0.3

Total earnings as adjusted               $ 80.7                  $176.2

Fixed charges:
Interest (including interest
expense and capitalized
interest)                                $ 51.7                  $56.1

Portion of rents representative of
the interest factor                         1.2                    1.8

Total fixed charges                      $ 52.9                 $ 57.9

Ratio of earnings to fixed charges          1.53<F1>               3.04<F2>


1 Excluding the effects of the restructuring charges, purchased-in-process research and development charges from the surgical acquisitions and the gain on sale of the skin care business in 1998, the ratio of earnings to fixed charges at June 27, 1998 would have been 2.29.

2 Excluding the effects of the restructuring charges recorded in 1997, the ratio of earnings to fixed charges at December 27, 1997 would have been 4.28.
